                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)

                             AMERISTAR CASINOS, INC.
                              (Name of Corporation)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   03070Q 10 1
                                 (CUSIP Number)

                                CRAIG H. NEILSEN
                     3773 HOWARD HUGHES PARKWAY , SUITE 490
                               LAS VEGAS, NV 89109
                                 (702) 567-7000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 11, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 2 of 9 Pages
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--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSON                          Neilsen, Craig H.
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)[ ]
             GROUP                                                        (b)[ ]
--------------------------------------------------------------------------------
3.
--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS                                                  OO
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL                                [ ]
             PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
             2(d) OR 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION                         U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF        7.     SOLE VOTING POWER         17,700,000
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8.     SHARED VOTING POWER        0
      OWNED BY        ----------------------------------------------------------
        EACH          9.     SOLE DISPOSITIVE POWER     17,700,000
     REPORTING        ----------------------------------------------------------
    PERSON WITH       10.    SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON                           17,700,000
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        [ ]
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            84.6%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                     HC, IN
--------------------------------------------------------------------------------


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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 3 of 9 Pages
---------------------                                          -----------------

        This Statement on Schedule 13D (this "Statement") is filed on behalf of Craig H. Neilsen to report the execution of an Underwriting Agreement, dated December 11, 2001 (the "Underwriting Agreement") by and among, Ameristar Casinos, Inc., Mr. Neilsen and the several underwriters listed on Schedule I of the Underwriting Agreement (the "Underwriters") pursuant to which Mr. Neilsen has agreed to sell 2,000,000 shares (the "Public Offering Shares") of common stock of Ameristar Casinos, Inc. in connection with a public offering of by Ameristar Casinos, Inc. of 4,000,000 shares and up to an additional 900,000 shares pursuant to an over-allotment option granted to the Underwriters of the common stock of Ameristar Casinos, Inc. Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. are acting as the representatives of the Underwriters.

        This Statement amends the Statement filed on Schedule 13D on behalf of Craig H. Neilsen to report his acquisition of 50,000 shares (the "Shares") of Ameristar Casinos, Inc. on May 27, 1994 (the "Original Statement"). The acquisition of the Shares was timely reported on a Report on Form 4.

        Since the Original Statement was a paper filing and this is the first electronic amendment, pursuant to Rule 13d-2(e) of the Exchange Act of 1934, as amended, this Statement restates the entire text of the Original Statement, but does not refile previously filed exhibits to the Original Statement.

ITEM 1. SECURITY AND ISSUER.

        The Original Statement provided the following response to Item 1:

        "This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Ameristar Casinos, Inc., (the "Company"). The address of the Company's principal executive office is P.O. Box 259, Jackpot Nevada 89825."

        Item 1 is hereby amended and restated in its entirety as follows:

        This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Ameristar Casinos, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89109.

ITEM 2. IDENTITY AND BACKGROUND.

        The Original Statement provided the following response to Item 2:

        "(a)    Name: Craig H. Neilsen

        (b)     Business Address: P.O. Box 259, Jackpot, Nevada 89825.

        (c) Mr. Neilsen's principal employment is serving as president and chief executive officer of Ameristar.

        (d),(e) During the past five years, Mr. Neilsen has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a

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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 4 of 9 Pages
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                party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

        (f)     Citizenship: United States."

        Item 2(b) is hereby amended and restated as follows:

        (b)     Business Address: 3773 Howard Hughes Parkway, Suite 490 South,
                                  Las Vegas, Nevada  89109.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Original Statement provided the following response to Item 3:

        "Mr. Neilsen purchased the Shares on margin in a block purchase transaction with Montgomery Securities for an aggregate purchase price of $475,000, of which $228,875 was paid from the personal funds of Mr. Neilsen."

        The response to Item 3 is amended by adding the following statement:

        Pursuant to the Underwriting Agreement, Mr. Neilsen has agreed to sell the Public Offering Shares to the Underwriters for a purchase price of $19.42375 per share, after underwriting discounts of $1.07625 per share, for an aggregate purchase price of $38,847,500.

ITEM 4. PURPOSE OF TRANSACTION.

        The Original Statement provided the following response to Item 4:

        "Mr. Neilsen acquired the Shares for investment purposes.

        Mr. Neilsen may acquire or dispose of shares of Common Stock in the future; however, no such transaction is currently planned. Mr. Neilsen has no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as a director and executive officer of the Company, Mr. Neilsen reserves the right to change his plans or intentions at any time and to take any and all actions that he may deem to be in the best interests of the Company."

        The response to Item 4 is amended by adding the following:

        Mr. Neilsen agreed to sell the Public Offering Shares in connection with the public offering by the Company of 4,000,000 shares of Common Stock and up to an additional 900,000 shares of Common Stock pursuant to an over-allotment option granted to the Underwriters in order to diversify Mr. Neilsen's assets.

        Except as provided herein, Mr. Neilsen does not have any present plans or intentions which would result in or relate to any transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Neilsen reserves the right to change his plans or

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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 5 of 9 Pages
---------------------                                          -----------------

intentions at any time and to take any and all actions that he may deem to be appropriate at the time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The Original Statement provided the following response to Item 5:

        "(a) Mr. Neilsen beneficially owns 17,650,000 shares of the Company's Common Stock, which represented approximately 86.7% of the outstanding shares of the Common Stock as of May 27, 1994. Of the shares beneficially owned by Mr. Neilsen, 5,845,289 shares (the "Trust Shares") are held of record by the Testamentary Trust (the "Trust") created under the Last Will and Testament of Ray Neilsen, dated October 9, 1963 (the "Will"). Mr. Neilsen is the sole trustee of, and has a remainder interest in, the Trust, and his mother, Gwen Andersen, is the sole income beneficiary.

        (b) Under the terms of the Will, Mr. Neilsen, as the sole trustee, has sole voting and dispositive power with respect to the Trust Shares. Accordingly, Mr. Neilsen has sole voting and dispositive power with respect to all of the 17,650,000 shares of Common Stock beneficially owned by him.

        (c) Except as disclosed in Item 3 of this Schedule, Mr. Neilsen has not effected any transaction in the Common Stock during the past 60 days.

        (d) Subject to certain limitations set forth in the Will, Gwen Andersen, as income beneficiary, has the right to receive dividends paid on the Trust Shares.

        (e)     Not applicable."

        Item 5 is hereby amended and restated in its entirety as follows:

        (a) Mr. Neilsen beneficially owns 17,700,000 shares of Common Stock of Ameristar, which represents approximately 84.6% of the outstanding shares of the Common Stock as of December 10, 2001. Of the shares owned beneficially by Mr. Neilsen, 220,8000 shares of Common Stock (the "Estate Shares") are held of record by the estate of Gwendolyn N. Andersen.

        (b) As the executor of the estate of Gwendolyn N. Andersen, Mr. Neilsen has sole voting and dispositive control over the Estate Shares. Accordingly, Mr. Neilsen has sole voting and dispositive power with respect to all of the 17,700,000 shares of Common Stock beneficially owned by him.

        (c) Except as disclosed in Item 3 of this Statement, Mr. Neilsen has not effected any transactions in the Common Stock in the past 60 days.

        (d)     Not applicable.

        (e)     Not applicable.


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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 6 of 9 Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF AMERISTAR.

        The Original Statement provided the following response to Item 6:

        "In November 1993, Mr. Neilsen acquired an aggregate of 17,599,900 shares of the Company's Common Stock (11,754,611 shares were acquired directly and 5,845,289 shares were acquired indirectly through the Trust) in exchange for all of the outstanding stock of Ameristar Casino Vicksburg, Inc. and Cactus Pete's, Inc., pursuant to a reorganization agreement (the "Reorganization Agreement") among the company, Mr. Neilsen, in his individual capacity, and Mr. Neilsen, in his capacity as trustee of the Trust. Under the terms of the Reorganization Agreement (a copy of which is filed as Exhibit 1 to this Statement), Mr. Neilsen and the Trust are entitled to certain demand and piggyback rights with respect to the registration of their shares at the Company's expense under the Securities Act of 1933, as amended, and state securities laws. These rights are set forth in Section 4.2 of the Reorganization Agreement, which is hereby incorporated by reference herein.

        The Will governs the relationship between Mr. Neilsen and the Trust with respect to the Trust Shares. A copy of the Will is attached hereto as Exhibit 2 and is hereby incorporated by reference herein.

        The customer agreement between Montgomery Securities and Mr. Neilsen governs their rights and obligations with respect to Shares which were purchased in the margin transaction. A copy of such customer agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference herein."

        The response to Item 6 is amended by adding the following:

        The Company filed a Registration Statement on Form S-2 (No. 333-73178) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") which, as subsequently amended, was declared effective on December 11, 2001, relating to the offer and sale of the Common Stock. The Registration Statement covered the sale by the Company of 4,000,000 shares of Common Stock and up to an additional 900,000 shares of Common Stock pursuant to an over-allotment option granted to the Underwriters and by Mr. Neilsen of 2,000,000 shares of Common Stock. Mr. Neilsen's shares were included in the Registration Statement pursuant to his piggyback registration rights provided in
Section 4.2 of the Reorganization Agreement. In connection with the Registration Statement, the Company, Mr. Neilsen and the Underwriters entered into the Underwriting Agreement on December 11, 2001.

        On December 11, 2001, as an inducement to the Underwriters to enter into the Underwriting Agreement, Mr. Neilsen entered into a Lock-Up Agreement (the "Lock-Up Agreement") in which, subject to certain exceptions contained therein, Mr. Neilsen agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock or any options or warrants to purchase any shares of the Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock owned by him as of December 11, 2001 during the ninety day period following the date of the final prospectus (the "Lock-Up Period"). Mr. Neilsen also agreed not to exercise and to waive any registration rights during the Lock-Up Period.


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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 7 of 9 Pages
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        Mr. Neilsen is the executor of the estate of Gwendolyn N. Anderson and as such has the sole voting and dispositive power over 220,800 shares of Common Stock held by the estate.

        Except as provided herein, Mr. Neilsen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Ameristar, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement are qualified in their entirety by reference to copies of the agreements, which are included herewith as Exhibits 4 and 5, respectively, and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The Original Statement provided the following response to Item 7:

"Exhibit 1     Agreement and Plan of Reorganization dated November 15, 1993, among Ameristar Casinos, Inc., Craig H. Neilsen, in his individual capacity, and Craig H. Neilsen, as trustee of the Testamentary Trust created under the Last Will and Testament of Ray Neilsen, dated October 9, 1963 (the "Trust").

Exhibit 2      Last Will and Testament of Ray Neilsen, dated October 9, 1963.

Exhibit 3 Montgomery Securities Customer Agreement, dated December 22, 1963, between Craig H. Neilsen and Montgomery Securities, including attachment thereto."

        Item 7 is hereby amended by adding the following:

Exhibit 4 Underwriting Agreement, dated December 11, 2001 by and among, Ameristar Casinos, Inc., Craig H. Neilsen and the several underwriters listed on Schedule I.

Exhibit 5 Letter Lock-Up Agreement dated December 11, 2001 by Craig H. Neilsen to Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. as Representatives of the Several Underwriters.


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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 8 of 9 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            Dated: December 14, 2001

                                            /s/ CRAIG H. NEILSEN
                                            ------------------------------------
                                            Craig H. Neilsen


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CUSIP No. 03070Q 10 1             SCHEDULE 13D                 Page 9 of 9 Pages
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        On this 14th of December, 2001, Craig H. Neilsen directed
Connie Wilson, in his presence as well as our own, to sign the foregoing document as "Craig H. Neilsen." Upon viewing the signatures as signed by Connie Wilson and in our presence, Craig H. Neilsen declared to us that he adopted them as his own signatures.

                                            /S/ VICTORIA L. VRY
                                            ------------------------------------
                                            Witness

                                            /S/ KELLY CENTER
                                            ------------------------------------
                                            Witness

STATE OF NEVADA              )
                             ):ss.
COUNTY OF CLARK              )

        I, Janet Catron, Notary Public in and for said county and state, do hereby certify that Craig H. Neilsen personally appeared before me and is known or identified to me to be the person who executed the foregoing instrument. Craig H. Neilsen, who being unable due to physical incapacity to sign his name or offer his mark, did direct Connie Wilson, in his presence, as well as my own, to sign his name to the foregoing document. Craig H. Neilsen, after viewing his name as signed by Connie Wilson, thereupon adopted the signatures as his own by acknowledging to me his intention to so adopt them as if he had personally executed the same.

        IN WITNESS WHEREOF, I have hereunto set my hand and official seal this 14th day of December, 2001.

                                            Notary Public

                                            /S/ JANET CATRON
                                            ------------------------------------

My Commission Expires: 5/9/2005
                      ----------------

Residing at:                 Las Vegas, NV